FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 14, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces First Quarter 2014 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at March 31, 2014

Item 1

CELLCOM ISRAEL ANNOUNCES
FIRST QUARTER 2014 RESULTS
------------------------

Net income for the first quarter of 2014 increased by 70.1% compared with the first quarter of 2013, totaling NIS 114 million

EBITDA1 for the first quarter of 2014 totaled NIS 340 million, an 8.3% increase compared with the first quarter of 2013

Cellcom Israel presents an approximately 118% increase in free cash flow1 for the first quarter of 2014 compared with the first quarter of 2013

-----

First Quarter 2014 Highlights (compared to first quarter of 2013):

▪	Free cash flow increased by 117.9% to NIS 366 million ($105 million)

▪	Total Revenues decreased 10.2% to NIS 1,130 million ($324 million)

▪	Service revenues decreased 5.9% to NIS 927 million ($266 million)

▪	EBITDA increased by 8.3% to NIS 340 million ($97 million)

▪	EBITDA margin 30.1%, up from 25%

▪	Operating income increased by 33.1% to NIS 185 million ($53 million)

▪	Net income increased by 70.1% to NIS 114 million ($33 million)

▪	Cellular subscriber base totaled approx. 3.049 million subscribers (at the end of March 2014)

Netanya, Israel – May 14, 2014 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the first quarter of 2014. Revenues for the first quarter of 2014 totaled NIS 1,130 million ($324 million); EBITDA for the first quarter of 2014 totaled NIS 340 million ($97 million), or 30.1% of total revenues; and net income for the first quarter of 2014 totaled NIS 114 million ($33 million). Basic earnings per share for the first quarter of 2014 totaled NIS 1.15 ($0.33).

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said: "Cellcom Israel presents strong business results for the first quarter of 2014. These positive results are a direct result of our strategy of establishing our position as a leading communications group, while focusing on profitability and expansion of the products offering to the customer as well as maintaining our

1	Please see "Use of Non-IFRS financial measures" section in this press release.

commitment to provide quality customer service. In the first quarter this year we present an improvement in EBITDA, operating profit, net income and free cash flow compared with the first quarter of 2013, all despite the ongoing revenue erosion due to the increased competition.

The efficiency measures we implemented in the Group since the merger with Netvision led to savings at an annual run rate of approximately NIS 820 million2. In the first quarter this year we presented actual savings of NIS 52 million in selling, marketing, general and administrative expenses compared with the first quarter of last year.

Alongside the achievements in the efficiency arena, the Group continues to expand its customer base that consumes a package of communications services, and by that is succeeding in mitigating the erosion in revenues despite the intensified competition in the market. Even in a quarter of aggressive competition, and due to the offering of communications services packages, the Company increased its post-paid subscriber base alongside a seasonal increase of pre-paid subscribers churn.

The Group also presents an improvement in EBITDA, operating profit, net income and free cash flow in comparison with the previous quarter, despite the increased competition.

In the first quarter this year we took several steps focusing on providing value to the customer and innovation, including transition to a digital invoice by SMS, attractive equipment offers and activities to reinforce excellence in service.

Furthermore, we have begun a fast deployment of the Company's advanced 4G network supporting LTE Advanced technology, which will allow the Company to be among the first operators in the world to launch such advanced technology and provide its customers with the fastest network with a wide and high quality coverage, all subject to the regulator's approvals and availability of spectrum.

We expect the price erosion and high competition to continue in the coming quarters while the Company’s ability to continue implementing efficiency measures to mitigate the decrease in revenues will be reduced.”

Shlomi Fruhling, Chief Financial Officer, commented: "The continued efficiency measures and cost reduction implemented by the Group led to an improvement in the business results this quarter as compared with the corresponding quarter last year, despite the ongoing price erosion in the communications market and the decrease in the Group's revenues, which is expected to continue in the coming quarters and to adversely affect the Group's results.

In the first quarter this year, we continued generating high free cash flow totaling NIS 366 million, a 118% increase compared with the first quarter of 2013. This increase resulted mainly from a decrease in the purchase of end-user cellular equipment, following the decrease in sales of such equipment, the efficiency measures we have implemented and savings in capital expenditures. We continue to substantially strengthen the Company's balance sheet, having repaid a principal amount of our debt in the amount of over NIS 500 million in the first quarter this year and reducing our net debt by approximately NIS 1 billion during the past year, to a level of NIS 3.6 billion.

2	Based on a comparison of first quarter 2014 expenses to fourth quarter 2011 expenses.

The Company’s Board of Directors decided not to distribute a dividend for the first quarter of 2014, given the continued intensified competition in the market and its adverse effect on the Company's revenues and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Main Consolidated Financial Results:

	Q1/2014	Q1/2013	% Change	Q1/2014	Q1/2013

	NIS million			US$ million (convenience translation)
Total revenues	1,130	1,258	(10.2%)	324.1	360.8
Operating Income	185	139	33.1%	53.1	39.9
Net Income	114	67	70.1%	32.7	19.2
Free cash flow	366	168	117.9%	105.0	48.2
EBITDA	340	314	8.3%	97.5	90.0
EBITDA, as percent of total revenues	30.1%	25.0%	20.4%

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	Q1/2014
	NIS million
Total revenues	916	238	(24)	1,130
Service revenues	728	223	(24)	927
Equipment revenues	188	15	-	203
Operating Income	145	53	(13)	185
EBITDA	265	75	-	340
EBITDA, as percent of total revenues	28.9%	31.5%		30.1%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

(**)	Netvision Ltd. and its subsidiaries.

(***)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q1/2014	Q1/2013	Change (%)
Cellular subscribers at the end of period (in thousands)	3,049	3,166	(3.7%)
Churn Rate for cellular subscribers (in %)	11.1%	9.4%	18.1%
Monthly cellular ARPU (in NIS)	74.7	75.9	(1.6%)

Financial Review

Revenues for the first quarter of 2014 decreased 10.2% totaling NIS 1,130 million ($324 million), compared to NIS 1,258 million ($361 million) in the first quarter last year. The decrease in revenues is attributed to a 5.9% decrease in service revenues, which totaled NIS 927 million ($266 million) in the first quarter 2014 as compared to NIS 985 million ($282 million) in the first quarter last year, and a 25.6% decrease in equipment revenues, which totaled NIS 203 million ($58 million) in the first quarter of 2014 as compared to NIS 273 million ($78 million) in the first quarter of 2013. Netvision's contribution to revenues for the first quarter of 2014 totaled NIS 214 million ($61 million) (excluding inter-company revenues) compared to NIS 244 million ($70 million) in the first quarter of 2013.

The decrease in first quarter 2014 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services, long distance calls and extended warranty services, which was partially offset by an increase in revenues from hosting operators on the Company's communications network. Netvision's contribution to service revenues for the first quarter of 2014 totaled NIS 199 million ($57 million) (excluding inter-company revenues) compared to NIS 227 million ($65 million) in the first quarter of 2013.

The decrease in first quarter 2014 equipment revenues resulted mainly from an approximately 28% decrease in the number of cellular handsets sold during the first quarter of 2014 as compared with the first quarter of 2013, as well as a decrease in the sales of tablets in the first quarter of 2014 as compared with the first quarter of 2013. Netvision's contribution to equipment revenues for the first quarter of 2014 totaled NIS 15 million ($4 million), compared to NIS 17 million ($5 million) in the first quarter of 2013.

Cost of revenues for the first quarter of 2014 totaled NIS 664 million ($190 million), compared to NIS 784 million ($225 million) in the first quarter of 2013, a 15.3% decrease. This decrease resulted from a decrease in costs associated with the sale of cellular handsets and tablets, primarily as a result of a decrease in the amount of such equipment sold during the first quarter of 2014 as compared with the first quarter of 2013. The decrease in cost of revenues also resulted from a decrease in interconnect expenses, mainly due to a reduction in the interconnect tariffs and decreased usage, and a decrease in payroll expenses and other expenses due to the efficiency measures implemented by the Company.

Gross profit for the first quarter of 2014 decreased 1.7% to NIS 466 million ($134 million), compared to NIS 474 million ($136 million) in the first quarter of 2013. Gross profit margin for the first quarter of 2014 amounted to 41.2%, up from 37.7% in the first quarter of 2013.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2014 decreased 15.6% to NIS 282 million ($81 million), compared to NIS 334 million ($96 million)

in the first quarter of 2013. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses and other expenses. The decrease in SG&A expenses also resulted from a decrease in depreciation and amortization expenses and a decrease in doubtful accounts expenses.

Operating income for the first quarter 2014 increased by 33.1% to NIS 185 million ($53 million) from NIS 139 million ($40 million) in the first quarter of 2013.

EBITDA for the first quarter of 2014 increased by 8.3% totaling NIS 340 million ($97 million) compared to NIS 314 million ($90 million) in the first quarter of 2013. Netvision's contribution to the EBITDA for the first quarter of 2014 totaled NIS 75 million ($22 million), compared to NIS 63 million ($18 million) in the first quarter of 2013. EBITDA for the first quarter 2014, as a percent of first quarter revenues, totaled 30.1%, up from 25% in the first quarter of 2013.

Financing expenses, net for the first quarter of 2014 decreased 41.3% and totaled NIS 27 million ($8 million), compared to NIS 46 million ($13 million) in the first quarter of 2013. The decrease resulted mainly from a decrease in interest expenses, associated with the Company's debentures, due to a decrease in the Company's debt level, and a decrease in Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, which was partially offset by an increase in losses on CPI hedging transactions, due to a deflation in the first quarter of 2014 compared with a stability of the CPI in the first quarter of 2013.

Net Income for the first quarter of 2014 totaled NIS 114 million ($33 million), compared to NIS 67 million ($19 million) in the first quarter of 2013, a 70.1% increase. This increase is the result of a reduction in operating expenses, mainly due to the efficiency measures implemented by the Company, and a decrease in financing expenses, net, which were offset in part by a decrease in service revenues resulting from the ongoing erosion in service revenues resulting from the continued intensified competition in the cellular and landline communications market, as well as a decrease in equipment revenues.

Basic earnings per share for the first quarter of 2014 totaled NIS 1.15 ($0.33), compared to NIS 0.67 ($0.19) in the first quarter last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of March 2014 the Company had approximately 3.049 million cellular subscribers. During the first quarter of 2014 the Company's cellular subscriber base decreased by approximately 43,000 net cellular subscribers, all of them pre-paid subscribers.

Cellular Churn Rate for the first quarter of 2014 totaled 11.1%, compared to 9.4% in the first quarter of 2013. The cellular churn rate was primarily affected by the intensified competition in the cellular market.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter of 2014 totaled NIS 74.7 ($21.4), compared to NIS 75.9 ($21.8) in the first quarter of 2013. The decrease in ARPU resulted, among others, from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2014, increased by 117.9% to NIS 366 million ($105 million), compared to NIS 168 million ($48 million) in the first quarter of 2013. The increase in free cash flow was mainly due to a decrease in payments to vendors for cellular end-user equipment purchases, as a result of the decrease in sales of such equipment. The increase in free cash flow also resulted from a decrease in operating expenses mainly due to the efficiency measures implemented by the Company. These decreases were partially offset by a decrease in proceeds from customers due to the decrease in revenues in the first quarter of 2014 compared with the first quarter of 2013, resulting from the intensified competition in the cellular market.

Total Equity

Total Equity as of March 31, 2014 amounted to NIS 829 million ($238 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the first quarter of 2014, the Company invested NIS 75 million ($22 million) in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 82 million ($24 million) in the first quarter of 2013.

Dividend

On May 13, 2014, the Company's board of directors decided not to declare a cash dividend for the first quarter of 2014. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's revenues, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of March 31, 2014, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the first quarter of 2014 and subsequent to the end of the reporting period

4 Generation Network

In April 2014, the Company entered a framework agreement with Nokia Solutions and Networks Israel Ltd., of Nokia Solutions and Networks group, a worldwide leading network manufacturer, for the supply of its 4G network. The Company commenced a rapid deployment of the network, which also supports LTE Advanced technology (4.5 generation), and expects to achieve a wide and high quality deployment of the network by the end of the year. The operation of the network as well as its LTE Advanced qualities is subject to the regulator's approvals and availability of spectrum. The building of the 4G network is expected to increase the Company's capital expenditures in 2014 compared with 2013.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" and "Item 4. Information on the Company - B. Business Overview – Network and Technology."

Network Sharing Agreements

As previously reported, in December 2013, the Company entered an agreement with Pelephone communications Ltd., or Pelephone, and Golan Telecom Ltd., or Golan, for the construction and operation of a shared 4G radio network, an agreement with Pelephone for the sharing of passive elements of cell sites for existing networks and under a third agreement, the Company agreed to provide Golan an Indefeasible Right of Use to its 2G and 3G radio networks. All agreements are subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner. The regulators have not provided the Company with their formal decisions yet and the parties are in active dialogue aiming to determine a way forward, assuaging the regulators' concerns, that would allow the Company to achieve its goals from these agreements, including material savings in operating expenses and capital expenditures to be mostly generated from the sharing of passive elements.

For additional details see the Company's most recent annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014, under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

IDB

Following the Company's previous reports in relation to the Israeli court's approval of a creditors' arrangement for IDB Holding Corporation Ltd., in May 2014, IDB Development Corporation Ltd. (the Company's indirect controlling shareholder) announced that the consummation of the creditors' arrangement was completed and that the control in IDB Development Corporation Ltd. was transferred to the Elzstain - Extra group, led by Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe. As a result, the indirect control in the Company was transferred to the Elzstain - Extra group.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We are a member of the IDB group of companies, one of Israel's largest and highly regulated business groups. This may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's pending change of control at IDB are unclear" and "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders" and the Company's immediate report on form 6-K dated April 6, 2014.

Conference Call Details

The Company will be hosting a conference call on Wednesday, May 14, 2014 at 9:00 am EST, 06:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 744 5399	UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0664	International Dial-in Number: +972 3 918 0664

at: 9:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.049 million subscribers (as at March 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2013.
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.487 = US$ 1 as published by the Bank of Israel for March 31, 2014.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation for Non-IFRS Measures" below.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation for Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2013	March 31, 2014	Convenience translation into US dollar March 31, 2014	December 31, 2013
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	846	645	185	1,057
Current investments, including derivatives	492	608	174	513
Trade receivables	1,828	1,631	468	1,731
Other receivables	83	132	38	63
Inventory	118	83	24	84

Total current assets	3,367	3,099	889	3,448

Trade and other receivables	1,119	796	228	854
Property, plant and equipment, net	2,023	1,814	520	1,865
Intangible assets, net	1,482	1,367	392	1,390
Deferred tax assets	32	21	6	22

Total non- current assets	4,656	3,998	1,146	4,131

Total assets	8,023	7,097	2,035	7,579

Liabilities
Current maturities of debentures and long term loans and short term credit	1,087	1,089	312	1,100
Trade payables and accrued expenses	676	607	174	582
Current tax liabilities	75	113	32	99
Provisions	178	192	55	187
Other payables, including derivatives	386	318	91	398

Total current liabilities	2,402	2,319	664	2,366

Long-term loans from banks	10	-	-	5
Debentures	4,845	3,782	1,085	4,332
Provisions	20	21	6	21
Other long-term liabilities	20	12	3	10
Liability for employee rights upon retirement, net	16	13	4	13
Deferred tax liabilities	145	121	35	122

Total non- current liabilities	5,056	3,949	1,133	4,503

Total liabilities	7,458	6,268	1,797	6,869

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(17)	(9)	(3)	(13)
Retained earnings	579	834	240	719

Non-controlling interest	2	3	1	3

Total equity	565	829	238	710

Total liabilities and equity	8,023	7,097	2,035	7,579

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	Three-month period ended March 31,		Convenience translation into US dollar Three- month period ended March 31,	Year ended December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions

Revenues	1,258	1,130	324	4,927
Cost of revenues	(784)	(664)	(190)	(2,990)

Gross profit	474	466	134	1,937

Selling and marketing expenses	(181)	(164)	(47)	(717)
General and administrative expenses	(153)	(118)	(34)	(570)
Other income (expenses), net	(1)	1	-	1

Operating profit	139	185	53	651

Financing income	41	36	10	156
Financing expenses	(87)	(63)	(18)	(402)
Financing expenses, net	(46)	(27)	(8)	(246)

Profit before taxes on income	93	158	45	405

Taxes on income	(26)	(44)	(12)	(117)
Profit for the period	67	114	33	288
Attributable to:
Owners of the Company	67	114	33	287
Non-controlling interests	-	-	-	1
Profit for the period	67	114	33	288

Earnings per share
Basic earnings per share (in NIS)	0.67	1.15	0.33	2.89

Diluted earnings per share (in NIS)	0.67	1.14	0.33	2.86

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period ended March 31,		Convenience translation into US dollar Three- month period ended March 31,	Year ended December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	67	114	33	288
Adjustments for:
Depreciation and amortization	171	155	44	676
Share based payments	3	1	-	9
Loss on sale of property, plant and equipment	1	-	-	2
Income tax expense	26	44	12	117
Financing expenses, net	46	27	8	246
Other income	-	-	-	(3)

Changes in operating assets and liabilities:
Change in inventory	(7)	1	-	27
Change in trade receivables (including long-term amounts)	150	172	49	576
Change in other receivables (including long-term amounts)	(20)	(69)	(20)	(34)
Change in trade payables, accrued expenses and provisions	(112)	45	13	(185)
Change in other liabilities (including long-term amounts)	(11)	(2)	-	(33)
Payments for derivative hedging contracts, net	(1)	(5)	(1)	(17)
Income tax paid	(35)	(30)	(8)	(119)
Income tax received	-	-	-	6
Net cash from operating activities	278	453	130	1,556

Cash flows from investing activities
Acquisition of property, plant, and equipment	(88)	(64)	(19)	(275)
Acquisition of intangible assets	(26)	(25)	(7)	(90)
Dividend received	-	-	-	1
Change in current investments, net	(4)	(102)	(29)	(16)
Payments for other derivative contracts, net	(3)	(1)	-	(10)
Proceeds from sale of property, plant and equipment	5	3	1	17
Interest received	11	12	3	29
Net cash used in investing activities	(105)	(177)	(51)	(344)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Three-month period ended March 31,		Convenience translation into US dollar Three- month period ended March 31,	Year ended December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	(8)
Repayment of long term loans from banks	-	(11)	(3)	(6)
Repayment of debentures	(561)	(523)	(150)	(1,124)
Dividend paid	-	(4)	(1)	(81)
Interest paid	(180)	(149)	(43)	(350)

Net cash used in financing activities	(741)	(688)	(197)	(1,569)

Changes in cash and cash equivalents	(568)	(412)	(118)	(357)

Cash and cash equivalents as at the beginning of the period	1,414	1,057	303	1,414

Cash and cash equivalents as at the end of the period	846	645	185	1,057

 Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2013 NIS millions	2014 NIS millions	Convenience translation into US dollar 2014 US$ millions	2013 NIS millions
Profit for the period	67	114	33	288
Taxes on income	26	44	12	117
Financing income	(41)	(36)	(10)	(156)
Financing expenses	87	63	18	402
Other expenses (income)	1	(1)	-	(1)
Depreciation and amortization	171	155	44	676
Share based payments	3	1	-	9
EBITDA	314	340	97	1,335

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2013 NIS millions	2014 NIS millions	Convenience translation into US dollar 2014 US$ millions	2013 NIS millions
Cash flows from operating activities	278	453	130	1,556
Cash flows from investing activities	(105)	(177)	(51)	(344)
Short-term Investment in (sale of) tradable debentures and deposits (*)	(5)	90	26	(2)
Free cash flow	168	366	105	1,210

 (*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q1-2012	Q2-2012	Q3-2012	Q4-2012	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	FY-2012	FY-2013

Cellcom service revenues	945	942	902	828	758	790	789	774	728	3,617	3,112
Netvision service revenues	258	258	276	260	254	246	251	229	223	1,052	979

Cellcom equipment revenues	382	297	285	310	256	213	205	208	188	1,274	882
Netvision equipment revenues	17	19	15	31	17	13	6	24	15	82	60

Consolidation adjustments	(17)	(18)	(30)	(22)	(27)	(26)	(27)	(26)	(24)	(87)	(106)
Total revenues	1,585	1,498	1,448	1,407	1,258	1,236	1,224	1,209	1,130	5,938	4,927

Cellcom EBITDA	410	399	355	306	251	271	286	258	265	1,470	1,066
Netvision EBITDA	65	75	75	68	63	68	61	77	75	283	269
Total EBITDA	475	474	430	374	314	339	347	335	340	1,753	1,335

Operating profit	275	282	239	189	139	169	173	170	185	985	651
Financing expenses, net	36	117	64	42	46	78	92	30	27	259	246
Profit for the period	173	121	124	113	67	67	52	102	114	531	288

Free cash flow	144	284	414	288	168	345	389	308	366	1,130	1,210

Cellular subscribers at the end of period (in 000's)	3,362	3,333	3,338	*3,199	3,166	3,151	3,156	**3,092	3,049	3,199	3,092
Monthly cellular ARPU (in NIS)	90.5	90.3	86.7	82.4	75.9	79.7	79.6	78.7	74.7	87.5	78.5
Churn rate for cellular subscribers (%)	6.3%	8.1%	8.6%	8.7%	9.4%	9.0%	8.9%	9.9%	11.1%	31.5%	36.8%
*   After a removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base following a change to the subscribers counting mechanism.
** After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2014

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2014					As of 13.05.2014		Interest Rate (fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	555.061	664.751	8.204	672.955	734.735	555.061	666.715	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	1,938.460	2,265.076	87.927	2,353.003	2,559.737	1,938.460	2,271.770	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	899.481	899.481	13.092	912.573	983.403	899.481	899.481	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5)(6)**	20/03/12	714.802	714.802	733.895	7.862	741.757	864.053	714.802	736.065	4.60%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)	20/03/12	285.198	285.198	285.198	4.642	289.840	336.762	285.198	285.198	6.99%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		6,147.139	4,393.002	4,848.401	121.727	4,970.128	5,478.690	4,393.002	4,859.229

Comments:
(1) In the reported period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of March 31, 2014  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service") was 2.65. In the reported period, no cause for early repayment occurred. (2) Including interest accumulated in the books and excluding net balance of premium on debentures and deferred issuance expenses. (3) Annual payments, excluding series F and G debentures in which the payments are semi annual. (4) Regarding Debenture series  B, F and G- the Company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service"). (6) Regarding Debenture series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

(*) On these dates additional debentures of the series were issued. The information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2014 (cont.)

Debentures Rating  Details*
Series	Rating Company	Rating as of 31.03.2014 (1)	Rating as of 13.05.2014	Rating assigned upon issuance of the Series	Recent date of rating as of 13.05.2014	Additional ratings between original issuance and the recent date of rating as of 13.05.2014 (2)
Rating
B	S&P Maalot	A+	A+	AA-	06/2013	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-,AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	06/2013	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	06/2013	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	06/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	06/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)

(1)	In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated June 20, 2013.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2014

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	748,837	292,961	-	-	-	252,632
Second year	748,837	292,961	-	-	-	195,225
Third year	819,776	349,856	-	-	-	137,818
Fourth year	750,270	142,237	-	-	-	73,170
Fifth year and on	425,634	85,342	-	-	-	35,334
Total	3,493,354	1,163,357	-	-	-	694,179

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	748,837	292,961	-	-	-	252,632
Second year	748,837	292,961	-	-	-	195,225
Third year	819,776	349,856	-	-	-	137,818
Fourth year	750,270	142,237	-	-	-	73,170
Fifth year and on	425,634	85,342	-	-	-	35,334
Total	3,493,354	1,163,357	-	-	-	694,179

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2014 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	1,175	-	-	-	49
Second year	-	-	-	-	-	-
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	1,175	-	-	-	49

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	39,015	6,866	-	-	-	10,069
Second year	39,015	6,866	-	-	-	7,604
Third year	41,466	7,011	-	-	-	5,139
Fourth year	36,167	362	-	-	-	2,551
Fifth year and on	14,703	217	-	-	-	1,030
Total	170,367	21,322	-	-	-	26,392

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at March 31, 2014 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2014

Contents

Page

Condensed Consolidated Interim Statements of Financial position	2

Condensed Consolidated Interim Statements of Income	3

Condensed Consolidated Interim Statements of Comprehensive Income	4

Condensed Consolidated Interim Statements of Changes in Equity	5

Condensed Consolidated Interim Statements of Cash Flows	7

Notes to the Condensed Consolidated Interim Financial Statements	9

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

	March 31, 2013	March 31, 2014	Convenience translation into US dollar (Note 2D) March 31, 2014	December 31, 2013
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	846	645	185	1,057
Current investments, including derivatives	492	608	174	513
Trade receivables	1,828	1,631	468	1,731
Other receivables	83	132	38	63
Inventory	118	83	24	84

Total current assets	3,367	3,099	889	3,448

Trade and other receivables	1,119	796	228	854
Property, plant and equipment, net	2,023	1,814	520	1,865
Intangible assets, net	1,482	1,367	392	1,390
Deferred tax assets	32	21	6	22

Total non- current assets	4,656	3,998	1,146	4,131

Total assets	8,023	7,097	2,035	7,579

Liabilities
Current maturities of debentures and long term loans and short term credit	1,087	1,089	312	1,100
Trade payables and accrued expenses	676	607	174	582
Current tax liabilities	75	113	32	99
Provisions	178	192	55	187
Other payables, including derivatives	386	318	91	398

Total current liabilities	2,402	2,319	664	2,366

Long-term loans from banks	10	-	-	5
Debentures	4,845	3,782	1,085	4,332
Provisions	20	21	6	21
Other long-term liabilities	20	12	3	10
Liability for employee rights upon retirement, net	16	13	4	13
Deferred tax liabilities	145	121	35	122

Total non- current liabilities	5,056	3,949	1,133	4,503

Total liabilities	7,458	6,268	1,797	6,869

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(17)	(9)	(3)	(13)
Retained earnings	579	834	240	719

Non-controlling interest	2	3	1	3

Total equity	565	829	238	710

Total liabilities and equity	8,023	7,097	2,035	7,579

Date of approval of the condensed consolidated financial statements: May 13, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

	Three-month period ended March 31,		Convenience translation into US dollar (Note 2D) Three- month period ended March 31,	Year ended December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,258	1,130	324	4,927
Cost of revenues	(784)	(664)	(190)	(2,990)

Gross profit	474	466	134	1,937

Selling and marketing expenses	(181)	(164)	(47)	(717)
General and administrative expenses	(153)	(118)	(34)	(570)
Other income (expenses), net	(1)	1	-	1

Operating profit	139	185	53	651

Financing income	41	36	10	156
Financing expenses	(87)	(63)	(18)	(402)
Financing expenses, net	(46)	(27)	(8)	(246)

Profit before taxes on income	93	158	45	405

Taxes on income	(26)	(44)	(12)	(117)
Profit for the period	67	114	33	288
Attributable to:
Owners of the Company	67	114	33	287
Non-controlling interests	-	-	-	1
Profit for the period	67	114	33	288

Earnings per share
Basic earnings per share (in NIS)	0.67	1.15	0.33	2.89

Diluted earnings per share (in NIS)	0.67	1.14	0.33	2.86

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Three- month period ended March 31,		Convenience translation into US dollar (Note 2D) Three- month period ended March 31,	Year ended December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	67	114	33	288
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	1	5	1	14
Changes in fair value of cash flow hedges	(8)	-	-	(16)
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	2	(1)	-	1
Total other comprehensive income (loss) for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	(5)	4	1	(1)
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plans	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	(1)
Total other comprehensive income (loss) for the period, net of tax	(5)	4	1	(2)
Total comprehensive income for the period	62	118	34	286
Total comprehensive income attributable to:
Owners of the Company	62	118	34	285
Non-controlling interests	-	-	-	1
Total comprehensive income for the period	62	118	34	286

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2014 (Unaudited)
Balance as of January 1, 2014 (Audited)	1	(13)	719	707	3	710	204
Comprehensive income for the period
Profit for the period	-	-	114	114	-	114	33
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	4	-	4	-	4	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of March 31, 2014 (Unaudited)	1	(9)	834	826	3	829	238

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2013 (Unaudited)
Balance as of January 1, 2013 (Audited)	1	(12)	509	498	2	500	143
Comprehensive income for the period
Profit for the period	-	-	67	67	-	67	19
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(5)	-	(5)	-	(5)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Balance as of March 31, 2013 (Unaudited)	1	(17)	579	563	2	565	162

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2013 (Audited)
Balance as of January 1, 2013 (Audited)	1	(12)	509	498	2	500	143
Comprehensive income for the year
Profit for the year	-	-	287	287	1	288	82
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(1)	-	(1)	-	(1)	-
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	9	9	-	9	3
Dividend paid in cash	-	-	(85)	(85)	-	(85)	(24)
Balance as of December 31, 2013 (Audited)	1	(13)	719	707	3	710	204

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period ended March 31,		Convenience translation into US dollar (Note 2D) Three- month period ended March 31,	Year ended December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	67	114	33	288
Adjustments for:
Depreciation and amortization	171	155	44	676
Share based payments	3	1	-	9
Loss on sale of property, plant and equipment	1	-	-	2
Income tax expense	26	44	12	117
Financing expenses, net	46	27	8	246
Other income	-	-	-	(3)

Changes in operating assets and liabilities:
Change in inventory	(7)	1	-	27
Change in trade receivables (including long-term amounts)	150	172	49	576
Change in other receivables (including long-term amounts)	(20)	(69)	(20)	(34)
Change in trade payables, accrued expenses and provisions	(112)	45	13	(185)
Change in other liabilities (including long-term amounts)	(11)	(2)	-	(33)
Payments for derivative hedging contracts, net	(1)	(5)	(1)	(17)
Income tax paid	(35)	(30)	(8)	(119)
Income tax received	-	-	-	6
Net cash from operating activities	278	453	130	1,556

Cash flows from investing activities
Acquisition of property, plant, and equipment	(88)	(64)	(19)	(275)
Acquisition of intangible assets	(26)	(25)	(7)	(90)
Dividend received	-	-	-	1
Change in current investments, net	(4)	(102)	(29)	(16)
Payments for other derivative contracts, net	(3)	(1)	-	(10)
Proceeds from sale of property, plant and equipment	5	3	1	17
Interest received	11	12	3	29
Net cash used in investing activities	(105)	(177)	(51)	(344)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Three-month period ended March 31,		Convenience translation into US dollar (Note 2D) Three- month period ended March 31,	Year ended December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	(8)
Repayment of long term loans from banks	-	(11)	(3)	(6)
Repayment of debentures	(561)	(523)	(150)	(1,124)
Dividend paid	-	(4)	(1)	(81)
Interest paid	(180)	(149)	(43)	(350)

Net cash used in financing activities	(741)	(688)	(197)	(1,569)

Changes in cash and cash equivalents	(568)	(412)	(118)	(357)

Cash and cash equivalents as at the beginning of the period	1,414	1,057	303	1,414

Cash and cash equivalents as at the end of the period	846	645	185	1,057

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at March 31, 2014, comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC").

As of December 31, 2013, the Company's ultimate parent company was Ganden Holdings Ltd., and Mr. Nochi Dankner was the ultimate controlling shareholder. In January 2014, the Israeli court has approved a creditors' arrangement for IDB Investment Corporation Ltd., which was completed in May 2014, after the end of the reporting period, under which the control in IDB Development Corporation Ltd. (DIC's parent company) was transferred to the Elzstain - Extra group, led by Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe. As a result, the indirect control in the Company was transferred to the Elzstain - Extra group. Mr. Nochi Dankner and Ganden Holdings Ltd. filed an appeal against the decision to approve the creditors' arrangement to the Supreme Court.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2013 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 13, 2014.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, financial instruments that are measured at fair value through OCI, inventory that is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non-monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2014, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2014 (NIS 3.487 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of March 31, 2014	3.487	222.05
As of March 31, 2013	3.648	219.42
As of December 31, 2013	3.471	223.58

Increase (decrease) during the period:

Three months ended March 31, 2014	0.46%	(0.68%)
Three months ended March 31, 2013	(2.28%)	0.01%
Year ended December 31, 2013	(7.02%)	1.91%

*According to 1993 base index.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the changes made in the accounting policies used in the condensed consolidated interim financial statement and their effect:

Application of a new amendment for the first time

As from January 1, 2014, the Group applies the new amendment detailed below:

Amendment to IAS 32 Financial Instruments: Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized, if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 has been applied retrospectively. The application of the amendment had no material impact on the Company's consolidated financial statements.

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding significant accounting policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended March 31, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	904	226	-	1,130
Inter-segment revenues	12	12	(24)	-

EBITDA*	265	75	-	340
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(119)	(23)	(13)	(155)
Taxes on income	(35)	(12)	3	(44)
Financing income				36
Financing expenses				(63)
Other income				1
Share based payments				(1)

Profit for the period	88	44	(18)	114

	Three-month period ended March 31, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	999	259	-	1,258
Inter-segment revenues	15	12	(27)	-

EBITDA*	251	63	-	314
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(126)	(26)	(19)	(171)
Taxes on income	(21)	(10)	5	(26)
Financing income				41
Financing expenses				(87)
Other expenses				(1)
Share based payments				(3)

Profit for the period	54	27	(14)	67

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Year ended December 31, 2013
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,944	983	-	4,927
Inter-segment revenues	50	56	(106)	-

EBITDA*	1,066	269	-	1,335

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(504)	(96)	(76)	(676)
Taxes on income	(91)	(45)	19	(117)
Financing income				156
Financing expenses				(402)
Other income				1
Share based payments				(9)

Profit for the year	210	135	(57)	288

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, short-term credit and loans, trade and other payables, including derivatives, long-term loans from banks and other long-term liabilities, are equal or approximate to their fair value.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments (cont'd)

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2013		2014		2013
	Book value	Fair value	Book value	Fair value	Book value	Fair value *
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(6,073)	(6,545)	(4,992)	(5,479)	(5,631)	(6,098)

* The fair value as of December 31, 2013, includes principal and interest in a total sum of approximately NIS 672 million, paid in January 2014.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical instruments.
Level 2:	inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3:	inputs that are not based on observable market data (unobservable inputs).

	March 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	504	-	-	504
Long-term receivables	-	48	-	48
Derivatives	-	3	-	3
Total assets	504	51	-	555
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(36)	-	(36)
Forward foreign currency contracts used for hedging	-	(1)	-	(1)
Total liabilities	-	(37)	-	(37)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	March 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	490	-	-	490
Long-term receivables	-	44	-	44
Derivatives	-	2	-	2
Total assets	490	46	-	536
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(26)	-	(26)
Forward foreign currency contracts used for hedging	-	(14)	-	(14)
Total liabilities	-	(40)	-	(40)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	509	-	-	509
Long-term receivables	-	47	-	47
Derivatives	-	4	-	4
Total assets	509	51	-	560
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(24)	-	(24)
Forward foreign currency contracts used for hedging	-	(6)	-	(6)
Total liabilities	-	(30)	-	(30)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Commitments

In April 2014, after the end of the reporting period, the Company entered an agreement with Nokia Solutions and Networks Israel Ltd., of Nokia Solutions and Networks group, a worldwide leading network manufacturer, for the supply of its 4G network, which also supports LTE Advanced technology. The operation of the network as well as its LTE Advanced qualities is subject to the regulator's approvals and availability of spectrum. The agreement is a framework agreement and the total commitment amount depends on the amount of sites which will be supplied. As of the financial statements signing date, the aggregate commitments under the agreement amounts to approximately NIS 55 million.

Note 7 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to approximately NIS 67 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, a purported class action for a total sum of approximately NIS 17 million (which was included in Note 30(1) to the annual financial statements), was filed against the Group. At this early stage it is not possible to assess its chances of success. In addition, a purported class action, in which the amount claimed has not been specified, was filed against the Group, and another purported class action was filed against the Group and another defendant together, in which the amount claimed has not been specified (which were included in Note 30(1) to the annual financial statements). At this early stage it is not possible to assess their chances of success.

After the end of the reporting period, three purported class actions for a total sum of approximately NIS 256 million have been filed against the Group. At this early stage it is not possible to assess their chances of success.

During the reporting period, seven purported class actions for a total sum of approximately NIS 173 million were dismissed (four of which were reported as dismissed in Note 30(1) to the annual financial statements). In addition, a purported class action against the Group, in which the plaintiffs have not specified the amount claimed (which was reported as dismissed in Note 30(1) to the annual financial statements), was dismissed.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Contingent Liabilities (cont'd)

During the reporting period (and as reported in Note 30(1) to the annual financial statements), the Supreme Court annulled the previously reported District Court judgment from December 2011 against the Company in a class action, and approved a settlement agreement according to which the Company shall repay the sum of approximately NIS 11 million plus CPI linkage differences. An additional 12.5% of the sum will be paid to the plaintiffs and their attorneys. The class action was filed against the Company in March 2008, for an estimated sum of NIS 440 million and alleged that the Company breached the agreements with its subscribers by charging them for a call detail service that was previously provided free of charge, without obtaining their consent. The Company has recorded an appropriate provision in its financial statements.

After the end of the reporting period, two purported class actions against the Group in a total amount of approximately NIS 254 million were dismissed. In addition, a purported class action against the Group, in a total amount estimated by the plaintiffs to be at least hundreds of millions of NIS had the lawsuit been approved as a class action, was dismissed.

Other claims

After the end of the reporting period, a claim against the Group and other defendants was filed with regards to allegations of contributing copyright infringement of the plaintiff's rights, for a total sum of approximately NIS 10 million, in which the amount claimed has not been quantified to the Group. At this early stage it is not possible to assess its chances of success.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 14, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary